UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION


          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 9
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1. During the calendar quarter ended March 31, 1997, American guaranteed the bank loans to AEP Resources International, Limited ("AEPRIL") listed on Exhibit A attached hereto.

               2. During the calendar quarter ended March 31, 1997, American guaranteed the bank loans to AEP Resources, Inc. listed on Exhibit B attached hereto.

               3. AEP Resources, Inc. made capital contributions to AEP Resources Delaware, Inc. as follows: (i) $3,000 on January 23, 1997; (ii) $5,000 on February 28, 1997; and (iii) $5,050,000 on
          March 12, 1997. On March 3, 1997 AEP Resources, Inc. made capital contributions of $5,416,838.50 and $54,715.50 to AEPRIL and AEP Resources Project Management Company, Ltd. ("AEPPMC"), respectively. Expenses of AEP Pushan Power, LDC, a subsidiary of AEPRIL and AEPPMC, in the amount of $551,833 were capitalized during the quarter ended March 31, 1997. AEP Resources Delaware, Inc., AEPRIL and AEPPMC are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

               4.   On February 23, 1997, American guaranteed the agreement
          of AEP Resources, Inc. to conditionally subscribe for shares of Yorkshire Power Group Limited ("Yorkshire Power Group"), a private company limited by shares incorporated in England and Wales. American guaranteed such agreement of AEP Resources, Inc. in an amount up to 225 million pounds (approximately $360,000,000). That agreement was entered into for the purpose of bidding to acquire all of the outstanding share capital of Yorkshire Electricity Group plc, a foreign utility company, which is an electric distribution company in northeast England. On March 31, 1997, AEP Resources, Inc. made a capital contribution of 2 pounds to Yorkshire Power Group. Yorkshire Power Group is a Project Parent for Yorkshire Electricity Group plc.

               5. During the calendar quarter ended March 31, 1997, AEP Resources International, Limited has a bid bond outstanding in the amount of $2,000,000, which has been guaranteed by American, in support of its bid in China relating to the construction of the Liabon B power project.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                                  AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:   /s/ G. P. Maloney
                                        Vice President

          June 3, 1997


                                                                      certnot.9


                                                                     Exhibit A


                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                        CASH MANAGEMENT SYSTEM

                                   QUARTERLY SHORT-TERM DEBT REPORT
                                 AEP RESOURCES INTERNATIONAL, LIMITED

        Issue      Maturity            Interest      Principal                     Maturity
        Date         Date      Days     Rate %        Borrowed      Interest         Value

      01/06/97     01/22/97     16      5.6100    $ 4,600,000.00   $11,469.33   $ 4,611,469.33
      01/10/97     01/22/97     12      5.4900        200,000.00       366.00       200,366.00
      01/22/97     02/06/97     15      5.5800      4,800,000.00    11,160.00     4,811,160.00
      02/04/97     02/06/97      2      5.4600        250,000.00        75.83       250,075.83
                                           TOTAL  $ 9,850,000.00   $23,071.16   $ 9,873,071.16

     AEP RESOURCES INTERNATIONAL, LIMITED TOTAL   $ 9,850,000.00   $23,071.16   $ 9,873,071.16







            Average Number of Days  11.25
            Weighted Average Rate    5.5891


                                                                     Exhibit B


                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                        CASH MANAGEMENT SYSTEM

                                   QUARTERLY SHORT-TERM DEBT REPORT
                                          AEP RESOURCES, INC.

        Issue      Maturity            Interest      Principal                     Maturity
        Date         Date      Days     Rate %        Borrowed      Interest         Value

      01/06/97     01/22/97     16      5.6100     $ 2,200,000.00    5,485.33   $ 2,205,485.33
      01/10/97     01/22/97     12      5.4900         200,000.00      366.00       200,366.00
      01/22/97     02/06/97     15      5.5800       2,400,000.00    5,580.00     2,405,580.00
      02/06/97     02/19/97     13      5.4424       8,400,000.00   16,508.61     8,416,508.61
      02/12/97     02/19/97      7      5.5424         300,000.00      323.31       300,323.31
      02/19/97     02/27/97      8      5.4624       8,800,000.00   10,682.03     8,810,682.03
      02/26/97     03/07/97      9      5.5700       1,300,000.00    1,810.25     1,301,810.25
      02/27/97     03/07/97      8      5.4400       8,800,000.00   10,638.22     8,810,638.22
      03/03/97     04/10/97     38      5.6300       5,500,000.00   32,685.28     5,532,685.28
      03/07/97     03/19/97     12      5.4400      10,650,000.00   19,312.00    10,669,312.00
      03/12/97     03/31/97     19      5.5258       5,500,000.00   16,040.17     5,516,040.17
      03/19/97     03/26/97      7      5.5891      10,650,000.00   11,574.09    10,661,574.09
      03/26/97     04/10/97     15      5.7159      11,275,000.00   26,852.82    11,301,852.82
      03/31/97     04/04/97      4      6.0200       5,600,000.00    3,745.78     5,603,745.78
                                           TOTAL    81,575,000.00  161,603.89    81,736,603.89

                  AEP RESOURCES, INC. TOTAL        $81,575,000.00  161,603.89   $81,736,603.89


            Average Number of Days  13.07
            Weighted Average Rate    5.5699